Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

July 25, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tyler Howes
Tim Buchmiller

Re:	Liminatus Pharma, Inc. Registration Statement on Form S-1 Filed June 24, 2025 File No. 333-288289

Ladies and Gentlemen:

On behalf of our client, Liminatus Pharma, Inc., a Delaware corporation (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Registration Statement on Form S-1 filed on June 24, 2025, contained in the Staff’s letter dated July 3, 2025 (the “Comment Letter”).

The Company has filed via EDGAR Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Registration Statement on Form S-1

General

1.	We note that you are registering 1,750,000 shares of common stock issuable to Cantor in settlement of $7.0 million of deferred underwriter fees. Please revise, wherever appropriate, to explain how the number of shares issuable to Cantor was calculated. In this regard, we note that the amendment to your Form S-4 filed on August 9, 2024 indicated that 700,000 shares would be issuable to Cantor in settlement of these deferred underwriting fees, subject to adjustment based on the five day volume-weighted average price prior to the filing of a resale registration statement covering such shares, and it appears that your shares traded above $10.00 per share during that period.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 115 of the Amendment.

2.	Please revise to include pro forma condensed combined financial information showing the impact of the consummation of the Business Combination and the other events contemplated by the Business Combination Agreement for the period ended March 31, 2025 as you have in the amended Form 8-K filed June 2, 2025 or otherwise advise.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure beginning on page 65 of the Amendment to include the pro forma combined financial information.

Please do not hesitate to contact Giovanni Caruso of Loeb & Loeb LLP at (212) 407-4866 with any questions or comments regarding this letter.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner

cc:	Chris Kim